SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

AMPLIFY VUL SEPARATE ACCOUNT I

(Name)

20 E. Thomas Road, Suite 2200

Phoenix, AZ 85012

914-482-1377

(Address and Telephone Number of Principal Office)

Lu Ma, Chief Insurance Officer

Amplify Insurance Company

2111 Lane Street, Unit 24560

San Francisco, CA 94124

(Name and Address of Agent for Service of Process)

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A.

☒  Yes    ☐  No

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Brisbane and state of California on the 21st day of April, 2023.

Amplify VUL Separate Account I
By Amplify Insurance Company

		By:	/s/ Hanna Wu
		Name:	Hanna Wu
		Title:	President and Director

Attest:	/s/ Dennis Murashko
Name:	Dennis Murashko
Title:	Secretary and Director